Michael Baker Corporation

Airside Business Park 100 Airside Drive Moon Township, PA 15108 (412) 269-6300
March 15, 2011
Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Michael Baker Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed March 2, 2011
File No. 333-172055
Dear Mr. Kluck:
     This letter is in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 8, 2011, with respect to the above-referenced Registration Statement on Form S-3 initially filed with the Commission on February 4, 2011 (the “Registration Statement”) and subsequently amended by Amendment No. 1 thereto, which was filed with the Commission on March 2, 2011.
     The Staff’s comment is set forth below in bold. The response of Michael Baker Corporation (the “Company”) follows the Staff’s comment.
Incorporation of Certain Documents by Reference, page 22
1.	SEC COMMENT: We note that you incorporate by reference any future filings you will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of the initial registration statement and prior to effectiveness of the registration statement. We also note that on March 3, 2011, the registrant filed its Form 10-K for the fiscal year ended December 31, 2010. This Form 10-K, however, incorporates information from the company’s proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

RESPONSE: We acknowledge the Staff’s comment and will defer our request for acceleration of effectiveness of the Registration Statement until after we have filed our definitive proxy statement. We anticipate the definitive proxy statement will be filed on or about April 15, 2011.

In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (412) 269-2532.
Sincerely,

/s/ H. James McKnight
H. James McKnight Executive Vice President, Chief Legal Officer & Corporate Secretary Michael Baker Corporation
Cc: Stacie D. Gorman